UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated March 21, 2018

City of Buenos Aires, March 21, 2018 Notice: CPSA-GG-N
Comisión Nacional de Valores (CNV) Bolsas y Mercados Argentinos S.A. (ByMA) Bolsa de Comercio de Buenos Aires (BCBA)
Subject: Approval of the Commercial Operations of Central Térmica Vuelta de Obligado as a combined cycle.

Ladies and Gentlemen,

I hereby address the Argentine securities regulator (Comisión Nacional de Valores, or the “CNV”) in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, “Central Puerto”) to inform that Compañ’a Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) approved the commercial operations in the Wholesale Electric Market (“WEM”) of units TG11, TG12 and TV10, as a combined cycle of the thermal plant Central Vuelta de Obligado, located in the Province of Santa Fe, with an installed capacity 778.884 MW (net power output to the grid), starting on March 20, 2018 at 0:00 hs. (the “Commercial Approval”).

As a consequence of the Commercial Approval and pursuant to the “Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” executed on November 25, 2010 among the Secretariat of Energy and Central Puerto along with other electric power generators (the “Agreement”), Central Puerto will be entitled to collect the receivables from CAMMESA without a fixed due date (“LVFVD”) from 2008-2011, after adding the interest established by Art. 3 of Resolution SE 406/03 and converted into US dollars at the exchange rate of the date of the Agreement. Pursuant to the Agreement, this capital accrues, starting from the date of the Agreement, an interest at the 30-day LIBOR plus 5.00%.

Therefore, the total estimated amount due to Central Puerto under the Agreement will be US$ 553 million (including VAT), which will be collected in 120 monthly, equal, consecutive installments, starting from the Commercial Approval, accruing a 30-day LIBOR plus 5.00% interest. We estimate that this transaction will result in a gain, before income tax, of approximately Ps. 8,113 million. These amounts are subject to changes and revisions.

The gain referred to in the previous paragraph will be determined and included in the financial statements for the three-month period ending on March 31, 2018. Such financial statements will be subject to the procedures of limited review of Central Puerto’s independent certified public accountant.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 21, 2018	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact